Exhibit 99.1

Telesat Reports Results for the Quarter

Ended June 30, 2014

OTTAWA, CANADA, July 31, 2014. Telesat Holdings Inc. (“Telesat”) today announced its financial results for the three and six month periods ended June 30, 2014. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended June 30, 2014, Telesat reported consolidated revenue of $226 million, an increase of 5% ($10 million) compared to the same period in 2013. During the quarter, the U.S. dollar was 7% stronger than it was during the second quarter of 2013, resulting in a positive impact on the conversion of U.S. dollar denominated revenue and a negative impact on the conversion of U.S. dollar denominated expenses. When adjusted for foreign exchange rate changes, revenue increased by 1% ($3 million) compared to the same period in 2013. The increase was mainly related to revenue earned on the Anik G1 satellite which entered into commercial service in May 2013 partially offset by a decrease in revenue earned on the Nimiq 2 satellite.

Operating expenses of $46 million were 6% ($3 million) lower than the same period in 2013 or 8% ($4 million) lower when taking into account changes in foreign exchange rates. Over half of the reduction was due to a decrease in share-based compensation expense related to stock options granted during the second quarter of 2013 with the balance of the reduction due to a decrease in expenses in a number of other areas. Adjusted EBITDA1 was $183 million, an increase of 6% ($11 million) compared to the same period in 2013, or an increase of 3% ($5 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 was 81% for the second quarter of 2014 compared to 80% for the same period in 2013.

For the six month period ended June 30, 2014, consolidated revenue was $468 million, an increase of 8% ($33 million) compared to the same period in 2013. During the first half of 2014, the U.S. dollar was 8% stronger than it was during the first half of 2013. When adjusted for foreign exchange rate changes, revenue increased by 4% ($18 million) compared to the same period in 2013. The increase was primarily due to short-term services provided to another satellite operator and revenue earned on the Anik G1 satellite, partially offset by a decrease in revenue earned on the Nimiq 2 satellite and by lower equipment sales. Operating expenses were $93 million, a decrease of 6% ($6 million) compared to the first half of 2013 or 9% ($9 million) when adjusted for foreign exchange rate changes. The majority of this decrease was related to lower cost of equipment sales with the balance due to lower expenses in certain other areas. Adjusted EBITDA1 was $381 million, an increase of 11% ($39 million) compared to the same period in 2013, or an increase of 8% ($27 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 for the first half of 2014 was 82%, compared to 79% in the same period in 2013.

Telesat’s net income for the quarter ended June 30, 2014 was $108 million compared to net income of $15 million for the same period in 2013. The favorable variation was principally due to a non-cash gain on foreign exchange, which was primarily a result of the U.S. dollar weakening during the quarter relative to the Canadian dollar, positively impacting the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars. Results were also favorably impacted by higher revenue and lower operating expenses. The favorable variations were partially offset by a loss on changes in the fair value of financial instruments in the second quarter of 2014, as compared to a gain on changes in fair value of financial instruments in the second quarter of 2013. For the six month period ended June 30, 2014, net income was $80 million, compared to a net loss of $83 million for the same period in 2013.

“I am pleased with our performance in the second quarter of 2014,” commented Dan Goldberg, Telesat’s President and CEO. “Through careful and focused execution, we achieved modest revenue growth, reduced our overall operating expenses, increased Adjusted EBITDA1 and expanded our Adjusted EBITDA margin1 relative to the same period last year. Our industry-leading contractual backlog provides visibility into the stability of our future revenue and cash flow, and anticipated growing demand for satellite services positions us well to expand our activities going forward.”

•	At June 30, 2014:

o	Telesat had contracted backlog for future services of approximately $4.7 billion.

o	Fleet utilization was 91% for Telesat’s North American fleet and 84% for its international fleet.

•	Effective July 2, 2014, Bezul (‘‘Karim’’) Abuani replaced Gordon J. Fyfe as a director of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and as a member of the Board of Managers of Telesat LLC.

Telesat’s report on Form 6-K for the quarter ended June 30, 2014 has been filed with the U.S. Securities and Exchange Commission (SEC) and may be accessed on the SEC’s website at www.sec.gov.

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Telesat has scheduled a conference call on Thursday, July 31, 2014 at 10:00 a.m. ET to discuss its financial results for the quarter ended June 30, 2014 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 226-1792. Callers outside of North America should dial +1 (416) 340-2216. The conference reference number is 4181894. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on July 31, 2014, until 11:59 p.m. ET on August 14, 2014. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 9330944 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “expect”, “will”, “would”, “position us well” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, as well as Telesat’s other filings with the United States Securities and Exchange Commission (SEC), which can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

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About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 14 satellites and the Canadian payload on ViaSat-1 with another satellite under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

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Telesat Holdings Inc.

Condensed Consolidated Statements of Income (Loss)

For the period ended June 30

	Three months		Six months
(in thousands of Canadian dollars) (unaudited)	2014	2013	2014	2013
Revenue	$225,671	$216,350	$467,599	$435,198
Operating expenses	(45,710)	(49,373)	(92,799)	(99,363)
	179,961	166,977	374,800	335,835
Depreciation	(54,098)	(52,668)	(108,281)	(102,578)
Amortization	(7,707)	(8,190)	(15,471)	(16,354)
Other operating losses, net	(3)	(2,033)	(68)	(1,562)
Operating income	118,153	104,086	250,980	215,341
Interest expense	(53,566)	(54,049)	(107,035)	(115,879)
Loss on financing	-	(134)	-	(18,493)
Interest and other income	1,562	10,591	2,370	10,976
(Loss) gain on changes in fair value of financial instruments	(34,046)	72,405	(12,372)	17,218
Gain (loss) on foreign exchange	93,951	(100,513)	(15,862)	(168,074)
Income (loss) before tax	126,054	32,386	118,081	(58,911)
Tax expense	(17,763)	(17,468)	(38,052)	(23,589)
Net income (loss)	$108,291	$14,918	$80,029	$(82,500)

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Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	June 30, 2014	December 31, 2013
Assets
Cash and cash equivalents	$401,499	$298,713
Trade and other receivables	51,901	50,266
Other current financial assets	814	7,174
Prepaid expenses and other current assets	24,648	18,665
Total current assets	478,862	374,818
Satellites, property and other equipment	1,898,598	1,962,759
Deferred tax assets	8,373	10,024
Other long-term financial assets	31,732	76,006
Other long-term assets	3,430	2,765
Intangible assets	832,715	845,286
Goodwill	2,446,603	2,446,603
Total assets	$5,700,313	$5,718,261

Liabilities
Trade and other payables	$33,499	$34,484
Other current financial liabilities	145,864	164,755
Other current liabilities	87,980	122,058
Current indebtedness	57,309	57,364
Total current liabilities	324,652	378,661
Long-term indebtedness	3,268,474	3,284,502
Deferred tax liabilities	513,395	515,207
Other long-term financial liabilities	61,706	72,803
Other long-term liabilities	318,914	345,185
Total liabilities	4,487,141	4,596,358

Shareholders' Equity
Share capital	656,660	656,660
Accumulated earnings	536,032	456,013
Reserves	20,480	9,230
Total shareholders' equity	1,213,172	1,121,903
Total liabilities and shareholders' equity	$5,700,313	$5,718,261

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Telesat Holdings Inc.

Condensed Consolidated Statements of Cash Flows

For the six months ended June 30

(in thousands of Canadian dollars) (unaudited)	2014	2013(2)
Cash flows from operating activities
Net income (loss)	$80,029	$(82,500)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	108,281	102,578
Amortization	15,471	16,354
Deferred tax (recovery) expense	(4,348)	5,917
Interest expense	107,035	115,879
Interest income	(1,306)	(469)
Unrealized foreign exchange loss	9,390	172,915
Loss (gain) on changes in fair value of financial instruments	12,372	(17,218)
Share-based compensation	5,623	4,843
Loss on disposal of assets	68	1,562
Loss on financing	-	18,493
Other	(40,867)	(24,959)
Income taxes paid	(61,585)	(10,377)
Interest paid, net of capitalized interest	(99,820)	(111,579)
Interest received	1,345	440
Repurchase of stock options and exercise of share appreciation rights	-	(1,196)
Operating assets and liabilities	45,081	62,381
Net cash from operating activities	$176,769	$253,064
Cash flows used in investing activities
Satellite programs, including capitalized interest	$(30,633)	$(33,506)
Purchase of other property and equipment	(5,922)	(5,082)
Purchase of intangible assets	(75)	(6)
Proceeds from sale of assets	-	1,022
Net cash used in investing activities	$(36,630)	$(37,572)
Cash flows used in financing activities
Repayment of indebtedness	$(35,262)	$(249,017)
Payment of premium on early retirement of indebtedness	-	(13,793)
Payment of debt issue costs	-	(810)
Dividends paid on preferred shares	(10)	(10)
Satellite performance incentive payments	(2,657)	(2,324)
Net cash used in financing activities	$(37,929)	$(265,954)

Effect of changes in exchange rates on cash and cash equivalents	$576	$919

Increase (decrease) in cash and cash equivalents	$102,786	$(49,543)
Cash and cash equivalents, beginning of period	298,713	180,961
Cash and cash equivalents, end of period	$401,499	$131,418

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Telesat’s Adjusted EBITDA margin(1)

	Three months		Six months
(in thousands of Canadian dollars) (unaudited)	2014	2013	2014	2013
Net income (loss)	$108,291	$14,918	$80,029	$(82,500)
Tax expense	17,763	17,468	38,052	23,589
Loss (gain) on changes in fair value of financial instruments	34,046	(72,405)	12,372	(17,218)
(Gain) loss on foreign exchange	(93,951)	100,513	15,862	168,074
Interest and other income	(1,562)	(10,591)	(2,370)	(10,976)
Loss on financing	-	134	-	18,493
Interest expense	53,566	54,049	107,035	115,879
Depreciation	54,098	52,668	108,281	102,578
Amortization	7,707	8,190	15,471	16,354
Other operating losses, net	3	2,033	68	1,562
Special compensation, benefits expense and severance payments	258	301	532	1,663
Non-cash expense related to share-based compensation	2,680	4,800	5,623	4,843
Adjusted EBITDA	$182,899	$172,078	$380,955	$342,341

Revenue	$225,671	216,350	$467,599	$435,198
Adjusted EBITDA Margin	81.0%	79.5%	81.5%	78.7%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from the timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors in making comparisons of operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2 A change in accounting policy for the year ended December 31, 2013 has resulted in a change to the 2013 comparative figures on the condensed consolidated statements of cash flows. For more information on the impact of this change, please refer to Note 3 of Telesat’s unaudited interim condensed consolidated financial statements, filed with the SEC on a Form 6-K dated today.

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